EMBRAER ANNOUNCES FIRST QUARTER 2007 RESULTS IN US GAAP
BOVESPA: EMBR3 NYSE: ERJ www.embraer.com Investor Relations Anna Cecilia Bettencourt Carlos Eduardo Camargo Paulo Ferreira Tel: (55 12) 3927 4404 investor.relations@embraer.com.br
The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended March 31, 2007, December 31, 2006 and March 31, 2006, are derived from Embraer’s unaudited financial statements. In order to better understand the Company’s operating performance, additional information is presented at the end of this release, in accordance with Brazilian Corporate Law (“Brazilian GAAP”).

São José dos Campos, May 14, 2007 - Embraer (BOVESPA: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets up to 120 seats, recorded net sales of US$843.4 million, in the first quarter 2007 (1Q07) and net income of US$26.2 million, equivalent to diluted earnings per ADS of US$0.1412.

Due to difficulties with the supply chain of the EMBRAER 170/190 family, Embraer delivered 25 aircraft during the first quarter of 2007, compared to 27 deliveries during the same quarter in 2006. Furthermore, the Company’s industrial costs increased as a result of longer production lead time and higher man/hour labor costs in its production process, including those related to overtime work, in order to achieve the scheduled deliveries.

In order to be better prepared for the expected production ramp-up in the coming quarters, Embraer has hired approximately 2,000 employees, since January 2007 all of which engaged in a training program. Since the costs related thereto are accounted for as “industrial costs”, the Company’s gross margin for the quarter was adversely affected. Most of the new employees will be working a third shift, to be fully implemented during the third quarter of 2007. The training program can last up to 90 days, and all employees are coached by experienced professionals.

The actions taken regarding the supply chain and industrial processes for wing assembly of the EMBRAER 190 and EMBRAER 195 are beginning to show results in the 2nd quarter of this year, with expected increased deliveries each quarter for the remainder of 2007, thus allowing the Company to achieve its delivery forecast of 165 to 170 aircraft in 2007. Embraer has intensified its approach to, and increased its base of, sub-contracted suppliers. The Company continues to expand its industrial capabilities, adding heavy tooling for the wing assembly and the production of fuselage sections, as well as increasing the number of final assembly bay of the EMBRAER 170/190 family.

During 1Q07, Embraer announced 11 firm orders for E-Jets for the Commercial Aviation Market, including options that were exercised. Two new European customers, Swiss’ M1 Travel Ltd., with headquarters in Geneva, and Italy’s Alpi Eagles, based in Thiene (the latter already listed in our backlog as “Undisclosed”), joined the Company’s customer base, thus confirming that region’s growing interest in Embraer’s products. Furthermore, the confirmation of options for three EMBRAER 170 and three EMBRAER 190 BYS Australia’s Virgin Blue, represent an important endorsement for the E-Jets in the Asia and Pacific region.

Executive jet sales also performed well during the quarter for all of the models offered by the Company. The Phenom 100 and Phenom 300 have met with great market acceptance, and are nearing 400 firm orders. At the end of the quarter, Embraer’s firm order backlog had reached a record high US$15.0 billion.

Net revenues for 1Q07 increased 4.3% to US$843.4 million from US$808.3 million in 1Q06 and were benefited by the product mix, despite the lower number of aircraft delivered.

Embraer’s gross margin was 25.7% in 1Q07, compared to 28.7% reported in the same period in 2006, reflecting a non-recurrent adjustments accounted in our inventories, as well as the recently hired employees, as actions taken by the Company to structure its production processes were being implemented.

In 1Q07, operating expenses reached US$211.7 million, representing an increase of 8.3% compared to US$195.4 million in the same quarter of 2006.

1Q07 net income was US$26.2 million, with a net margin of 3.1%, compared to US$65.3 million reached in 1Q06, and a net margin of 8.1%.

FIRST QUARTER 2007 HIGHLIGHTS

•
In February 2007, Embraer’s shareholders: BNDES Participações S.A. - BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação SISTEL de Seguridade Social, European Aeronautic Defence and Space Company EADS France and Dassault Aviation S.A. closed a secondary offering of a total of 83.8 million Embraer shares in the Brazilian and international markets, for an aggregate value of US$859.3 million. Embraer did not receive any proceeds from this offering.

•
Embraer and M1 Travel Ltd. announced, a contract for five EMBRAER 190 E-Jets, in February 2007, with options for five additional aircraft of either the same model or the bigger EMBRAER 195, depending on market demand. M1 Travel Ltd is a subsidiary of M1 Group and one of the largest shareholders of Geneva-based Flybaboo SA. The first three EMBRAER 190 aircraft, with deliveries scheduled to start in 2008, will be leased by M1 to Flybaboo.

•	In March 2007, Embraer announced important changes to its Airline Market management organization, in order to further enhance the Company’s capability to meet an increasing global demand.

•
Embraer delivered the first EMBRAER 175 jet, in March 2007, to U.S.-based operator Republic Airlines. The delivery of these E-Jets marks the beginning of this model’s flight in the U.S. domestic market, and will be operated by the carrier, under the US Airways Express brand.

•
In March 2007, Embraer received the confirmation of option, from australia’s Virgin Blue, for three additional EMBRAER 170 and another three EMBRAER 190, resulting in a revised total firm order of 20 E-Jets for that carrier.

•
Also in March 2007, Embraer announced the execution of an agreement with Alpi Eagles for the sale of five EMBRAER 195 jets, which has also taken options on another five aircraft and purchase rights for six additional units. This order had already been included in Embraer’s order book as “Undisclosed”.

INCOME STATEMENT HIGHLIGHTS

The following table presents items from Embraer’s consolidated income statement for the three-month periods ended March 31, 2006 and 2007 (1Q06 and 1Q07) and for the three month period ended December 31, 2006 (4Q06).

		(Unaudited)
Income Statement	4Q06	1Q06	1Q07
In US$ million, except % and earnings per ADS
Net Sales	1,084.1	808.3	843.4
Gross Profit	297.7	231.9	216.3
Gross Margin	27.5%	28.7%	25.7%
Selling, general administrative, other expenses	(169.8)	(145.7)	(162.2)
Research and development	(36.1)	(49.7)	(44.2)
Employee profit sharing	(15.5)	-	(5.3)
Income from operations	76.3	36.5	4.6
Operating margin	7.0%	4.5%	0.5%
Net financial income (expenses)	40.9	32.0	20.9
Foreign exchange gain (loss), net	(3.1)	1.3	(5.8)
Other non-operating income (expense), net	0.2	3.6	-
Income before income taxes	114.2	73.3	19.8
Income tax expense	15.0	(8.0)	5.2
Minority interest and equity in income (loss) from affiliates	(4.8)	(0.1)	1.3
Net income	124.4	65.3	26.2
Net margin	11.5%	8.1%	3.1%
Earnings per ADS - basic	0.6727	0.6311	0.1416
Earnings per ADS - diluted	0.6698	0.6280	0.1412

Net Sales and Cost of Sales & Services

A total of 25 jets were delivered during the first three months of 2007, representing a 7.4% decrease, compared to the 27 aircraft delivered in the same period in 2006. During the quarter ended March 31, 2007, the Company delivered 20 jets to the Commercial Aviation segment and five Legacy 600 jets to the Executive Aviation segment. Due to a better product mix, with high unit price, the Company’s net sales increased 4.3%, from US$808.3 million in 1Q06 to US$843.4 million in 1Q07.

Deliveries by Segment *	4Q06	1Q06	1Q07
Commercial Aviation	25	21	20
ERJ 145	2	4	-
EMBRAER 170	6(1)	8(1)	2
EMBRAER 175	3(1)	1	4
EMBRAER 190	12	8	12
EMBRAER 195	2	-	2
Defense and Government	2	2	-
EMBRAER 170	2	2	-
Executive Aviation	10	4	5
Legacy-Executive/Shuttle	10	4	5
Total	37	27	25
(*) Deliveries identified by parentheses were aircraft delivered under operating leases

In 1Q07, net revenues related to the Commercial Aviation segment reached US$550.5 million and represented 65.3% of total revenues, compared to US$504.2 million and 62.4%, respectively, in 1Q06.

As a result of five Legacy 600 jets delivered in the first three months of 2007, compared to four in the same period last year, net revenues for the Executive Aviation segment reached US$119.4 million in 1Q07, representing a 38.6% increase from US$86.1 million in same period in 2006.

In addition, as the Company increased its fleet of products and expands its customer services operations, net revenues from Customer Service and other segments in 1Q07 reached US$136.1 million, compared to US$139.5 million recorded in the same period last year.

Net revenues for the Defense and Government segment in 1Q07 totaled US$37.5 million, compared to US$78.5 million in the same period in 2006. This decrease is mostly due to the current stages of existing defense programs, as the Company recognizes revenues for the majority of the contracts of that segment based on the completion method. In addition, two EMBRAER 170 aircraft were delivered in 1Q06 to TAME, Ecuador’s state-owned airline.

Net sales			(Unaudited)
by segment	4Q06		1Q06		1Q07
	US$M	%	US$M	%	US$M	%
Commercial Aviation	628.0	57.9	504.2	62.4	550.5	65.3
Defense and Government	75.3	6.9	78.5	9.7	37.5	4.4
Executive Aviation	222.8	20.6	86.1	10.7	119.4	14.2
Customer Services and Others	158.0	14.6	139.5	17.3	136.1	16.1
Total	1,084.1	100.0	808.3	100.0	843.4	100.0

In 1Q07 gross margin was 25.7%, compared to 28.7% achieved in the same period last year, this decrease is partially due to non-recurrent adjustments in the amount of US$12.9 million accounted in work-in-progress inventories, that we recorded in the cost of sales and services line of the Income Statement, that represent a negative impact of 1.5% on the gross margin. Furthermore, the Company’s industrial costs increased as a result of the longer production lead time and higher men-hour labor costs in its production process, including higher labor costs related to overtime work, in order to achieve the scheduled deliveries.

In order to be better prepared for the expected production ramp-up in the coming quarters, Embraer hired approximately 2,000 employees, since January 2007, all of which engaged in a training program. Since the costs related thereto are accounted for as “industrial costs”, the Company’s gross margin for the quarter was adversely affected. Most of these new employees will be working a third shift, to be fully implemented during the third quarter of 2007.

Therefore, higher production labor costs represented 15.9% of the Company’s total cost of sales in 1Q07, while in the same period last year, theses cost were 13.5%. The labor cost increase resulted in a decrease in the Company’s gross margin of 2.3% when we compare those periods.

Operating Expenses, Income from Operations

During 1Q07, operating expenses totaled US$211.7 million, compared to US$195.4 million for the same period in 2006. The 8.3% increase reflects higher selling expenses, which were partially offset by a decrease in administrative expenses.

As a result of the Company’s effort to support the initial operation of the EMBRAER 190 model operations, as well as the implementation of a dedicated sales force and a marketing strategy to promote the new product offerings in the Executive Aviation segment, selling expenses increased from US$78.3 million in 1Q06 to US$114.1 million in 1Q07.

General and administrative expenses were US$45.4 million in 1Q07, representing a 11.0% decrease compared to US$51.0 million in 1Q06, mostly due to lower expenses associated with the implementation of the SAP 4.7 Aerospace & Defense version, which was concluded in 2006.

Due to the progress in the development of the Phenom family and the Lineage 1000 business jets, R&D expenses totaled US$44.2 million in 1Q07, remaining relatively stable when compared to US$49.7 million in 1Q06. The R&D expenses were partially offset by US$6.4 million related to contributions from the Company’s risk sharing partners, as a result of the fulfillment of certain contractual milestones of the E-Jets program. In 1Q06, those contributions totaled US$4.1 million.

Other operating expenses, net were US$2.8 million in 1Q07 compared to US$16.4 million in the same period in 2006, when OGMA - Industria Aeronáutica de Portugal made US$11.8 million provisions during that period.

As a result of lower revenues and higher operating expenses, the Company’s operating income reached US$4.6 million and operating margin was 0.5% in 1Q07 compared to operating income of US$36.5 million and operating margin of 4.5% in the same period in 2006.

Net Income

Total net financial income was US$20.9 million in 1Q07, compared to a net financial income of US$32.0 million for the same period in 2006.

Financial income went from U$78.8 million in 1Q06 to US$64.0 million in 1Q07, because of lower cash holdings. On the other hand, financial expenses decreased from US$45.2 million in 1Q06 to US$43.1 million in 1Q07, mainly due to lower indebtedness and lower average cost of debt.

Foreign exchange gains (losses) reflect exchange variations on monetary assets and liabilities denominated in other currencies, which are translated into U.S. dollars at the end of each period. Foreign exchange produced an expense of US$5.8 million in 1Q07, compared to a revenue of US$1.3 million in 1Q06.

In 1Q07, Embraer recorded a tax revenue of US$5.2 million. The effective USGAAP tax rate of 26.2% is a result of the recognition of interest on shareholders’ equity in the amount of US$21.2 million distributed in 1Q07, which is tax deductible, and of the reconciliation into USGAAP of the main tax components from the Brazilian Corporate Law accounting method.

Net income in 1Q07 was US$26.2 million, representing a net margin of 3.1%, compared to net income of US$65.3 million and a net margin of 8.1% in the same period of 2006.

BALANCE SHEET HIGHLIGHTS

As of March 31, 2007, Embraer’s cash and cash equivalents and temporary cash investments totaled US$1,440.9 million. As of the same date, short- and long-term loans (excluding non-recourse debt and recourse debt) totaled US$1,224.3 million. As a result, the Company had a net cash position (total loans minus cash and cash equivalents and temporary cash investments) of US$216.7 million as of the end of 1Q07.

Balance Sheet Data	(Unaudited)
(in US$ million)	4Q06	1Q06	1Q07
Cash and cash equivalents	1,209.4	627.2	919.1
Temporary cash investments	555.8	1,066.8	521.8
Trade accounts receivable	294.3	482.1	276.0
Customer and commercial financing	569.0	556.3	554.2
Inventories	2,047.2	1,647.9	2,317.4
Fixed assets	412.2	384.7	441.5
Trade accounts payable	912.8	741.0	906.9
Loans	1,349.2	1,391.5	1,224.3
Shareholders' equity	1,874.3	1,687.0	1,881.2
Net cash (debt) *	416.0	302.5	216.7
* Net cash = Cash and cash equivalents + Temporary cash investments - Loans

Cash and Cash Equivalents and Temporary Cash Investments

Embraer’s cash and cash equivalents and temporary cash investments as of March 31, 2007 totaled US$1,440.9 million, compared to US$1,765.2 million as of December 31, 2006 and US$1,694.0 million as of March 31, 2006. Of the total US$1,440.9 million balance in cash and cash equivalents and temporary cash investments, 48.2% is stated in foreign currency, mainly U.S. dollars, and the remaining 51.8% is comprised of investments in reais. Embraer’s investment strategy is to maintain sufficient cash availability to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, most of which are stated in reais.

Trade Accounts Receivable and Customer and Commercial Financing

During 1Q07, trade accounts receivable and customer and commercial financing remained relatively stable at US$276.0 million and US$554.2 million, respectively.

Of the total customer and commercial financing, US$223.4 million is related to certain aircraft sales financing structures. The remaining balance refers to the portfolio of pre-series and pre-owned aircraft, the majority of which are leased or marketed.

Therefore, Embraer’s total exposure to sales financing activities in 1Q07 was US$223.4 million.

Inventories

During 1Q07, inventories increased to US$2,317.4 million, compared to US$2,047.2 million in 4Q06. That increase is mostly due to the number of aircraft in the final assembly stage and to inventories necessary for the production ramp-up of the EMBRAER 170/190 aircraft.

Short-Term and Long-Term Loans

As of March 31, 2007, Embraer’s total debt was US$1,224.3 million, representing a decrease of US$124.9 million, compared to US$1,349.2 million as of the end of December 2006. At the same time, the average debt maturity increased from 4.4 years, in December 2006, to 4.9 years in March 2007.

Of the total debt at the end of March 2006, 20.9% is effectively stated in reais and indexed to the TJLP, at a weighted average interest rate of 7.1% per annum. The remaining US$968.4 million is denominated in other currencies, primarily U.S. dollars, with a weighted average interest rate of Libor + 1.69% per annum.

In addition, Embraer has two revolving credit line facilities with a bank syndicate in the total amount of US$500 million, which gives the Company a cushion of short-term liquidity and a more efficient cash flow management tools.

Capital Expenditures

Investments in property, plant, and equipment related to the production ramp-up and investments in the production capabilities of the Phenom business jets reached US$44.8 million during 1Q07.

ADDITIONAL INFORMATION ACCORDING TO BRAZILIAN GAAP

Embraer also reported its 1Q07 financial statements in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian law, is the basis for calculating the distribution of dividends and interest on shareholders’ equity, income tax and social contributions. The following is a selection of consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 1Q07 totaled R$1,772.8 million and gross profit was R$395.1 million, with a gross margin of 22.3%. Income from operations for the period totaled R$21.5 million, with an operating margin of 1.2%. Income before taxes was R$100.0 million. Income tax and social contribution totaled an expense of R$41.3 million, representing an effective tax rate of 41.3%. Net income for the period totaled R$58.5 million, representing 3.3% of net revenues.

COMMERCIAL AVIATION, EXECUTIVE AVIATION, AND DEFENSE AND GOVERNMENT SEGMENT

Commercial Aviation

During 1Q07, Embraer announced 11 new firm orders for E-Jets for the Airline Market, including options that were exercised. Two new European customers joined the Company’s customer base, thus confirming that region’s growing interest in Embraer’s products.

Embraer and M1 Travel ltd announced, in February 2007, a contract for five EMBRAER 190 E-Jets, with options for five additional aircraft of either the same model or the bigger EMBRAER 195, depending on market demand. M1 Travel Ltd is a subsidiary of M1 Group and one of the largest shareholders of Geneva-based Flybaboo SA. The first three EMBRAER 190 aircraft, with deliveries scheduled to start in 2008, will be leased by M1 to Flybaboo. The total value of the deal, if all options are exercised, could reach US$ 355 million, at list prices.

Embraer announced the execution of an agreement with Alpi Eagles, in March 2007, for the sale of five EMBRAER 195 jets, which has also taken options on another five aircraft and purchase rights for six additional units. The order from Alpi Eagles had already been included in Embraer’s order book under the label “Undisclosed”. The contract value, if all options and purchase rights are exercised, at list price, could reach US$584 million. The EMBRAER 195 will be serving the airline’s intra-European network routes, configured in a single-class, 122-seat interior. The airline is the world’s launch customer for the high-capacity version of the EMBRAER 195.

Embraer, in March 2007, announced that Australia’s Virgin Blue Airlines has confirmed three EMBRAER 170 jet options and taken three more EMBRAER 190 purchase rights, thus complementing its former order announced on November 2, 2006, and increasing its firm order backlog to 20 E-Jets.

Also in March 2007, Embraer delivered the first EMBRAER 175 jet to U.S.-based operator Republic Airlines. The delivery of these E-Jets marks the beginning of this model’s flight in the U.S. domestic market. The company has placed firm orders for 30 EMBRAER 175 jets, which will be operated by the carrier, under the US Airways Express brand name. The new EMBRAER 175, configured with 86 single-class seats, is the second E-Jet model flying the colors of US Airways Express. In 2004, US Airways Express was the launch customer of the EMBRAER 170.

Executive Aviation

Executive jet sales performed well during 1Q07 for all of the models offered by the Company. The Phenom 100 and Phenom 300 have met with strong market acceptance, and are nearing 400 firm orders. The Phenom 100’s maiden flight is planned for mid-2007 and entry into service by mid-2008. The first flight of the Phenom 300 is expected for mid-2008 and deliveries are expected to begin by mid-2009.

The Phenom 100 and Phenom 300 programs are on schedule. The Phenom 100 executive jet prototype was manufactured at Embraer’s facility in Botucatu, where the successful assembly of several fuselage sections was completed. Results confirm that the manufactured components fully conform to the CATIA V5 virtual product design. Final assembly of the Phenom 100 prototype began in March 2007, at the main production plant in São José dos Campos.

The design and production planning of the Phenom jets are entirely digital. The production of all primary parts was simulated via a digital manufacturing and virtual numeric-control software. After simulation, the main structures of the first Phenom 100 were built with an automated riveting machine. With the advance of the final assembly of the first jet, the initial assembly process of the main fuselage sections and structures of the second Phenom 100 began.

As part of the industrial plan for the Phenom programs, Embraer is upgrading two of its plants. The Botucatu facilities are being expanded by 95,800 square feet (8,900 square meters) and reconfigured to incorporate the sub-assembly lines of the Phenom 100 and the Phenom 300. A new facility is now under construction at the Gavião Peixoto plant. The 128,800-square-foot (11,970 square-meter) building will house administrative offices, engineering, receiving and the final assembly line for the Phenom 100 and the Phenom 300 jets. An additional building for custom painting is expected to be constructed by the end of 2007.

Defense and Government

In February 2007, Embraer participated in IDEX 2007, the 8th International Defence Exhibition and Conference, at the International Exhibition Centre in Abu Dhabi, United Arab Emirates. The Middle East has a high concentration of strategic natural resources, as well as extensive sea and land borders, therefore making self-defense a top priority issue among countries in the region. Embraer believe it has developed a wide range of defense products and has demonstrated the operational performance, reliability and mission readiness of those products to adequately manage, protecting and defending those resources.

Embraer confirmed that it is studying the possible development of a military transport aircraft. If it is actually launched, the EMBRAER C-390, as it is called, will be the heaviest airplane ever produced by the Company and will be able to transport up to 19 tons (41,888 pounds) of cargo. The new project will incorporate a number of technological solutions developed for the successful EMBRAER 190 commercial jet.

As a medium-sized military transport jet, the EMBRAER C-390 will have an ample cabin, equipped with a rear ramp for transporting a wide range of types of cargo, including wheeled armored vehicles, and will have state-of-the-art loading and unloading systems.

BACKLOG & DELIVERY FORECAST

On March 31, 2007, Embraer presented the following firm order backlog for its Commercial Aviation segment:

Model	Firm Orders	Options	Deliveries	Firm Order Backlog
ERJ 135	108	-	108	-
ERJ 140	74	-	74	-
ERJ 145	732	132	679	53
EMBRAER 170	160	130	130	30
EMBRAER 175	99	136	29	70
EMBRAER 190	327	241	65	262
EMBRAER 195	44	51	5	39
TOTAL	1,544	690	1,090	454

*Includes aircraft from the Defense and Government segment (Satena and TAME)

On March 31, 2007, Embraer’s firm order backlog, including the Commercial Aviation, the Executive Aviation and the Defense and Government segments totaled a new record of US$15.0 billion.

INVESTOR RELATIONS

In February 2007, Embraer’s shareholders: BNDES Participações S.A. - BNDESPAR, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação SISTEL de Seguridade Social, European Aeronautic Defence and Space Company EADS France and Dassault Aviation S.A. closed a secondary offering of a total of 83.8 million Embraer shares in the Brazilian and international markets, for an aggregate value of US$859.3 million.

Of this total, 12.6 million shares were sold in the Brazilian market at a price of R$21.35 per share, and 71.3 million shares were offered in the international market, represented by 17.8 thousand American Depositary Shares (ADS), each ADS representing four common shares, at the price of US$41.00 per ADS.

After the secondary offering, 45.8% of Embraer’s shares were traded on the São Paulo Stock Exchange (Bovespa) and 54.2% on the New York Stock Exchange (NYSE).

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$45.86 per ADS at the end of March 2007, representing an increase of 10.7% during the quarter.

The Company’s common shares traded on the São Paulo Stock Exchange (Bovespa) closed at R$23.49 per share at the end of quarter, representing an increase of 6.5% during the first three months of 2007.

The average daily ADS trading volume during the first quarter of 2007 was US$35.3 million, equivalent to 807,544 ADSs.

RECENT EVENTS

EMBRAER ENTERS INTO NEGOCIATIONS WITH LUFTHANSA

On April 17, 2007, Embraer announced that it had entered into a preliminary agreement with Deutsche Lufthansa AG to supply 30 EMBRAER 190 jets, with deliveries scheduled to start in 2009. Once confirmed, this contract will supersede the existing agreement between Embraer and Swiss International Air Lines for 15 EMBRAER 170 and 15 EMBRAER 195 jets, and it does not substantially alter Embraer's existing firm backlog.

EMBRAER ELECTS NEW CEO

As planned, at a meeting held on April 23, 2007, Embraer’s Board of Directors elected Frederico Fleury Curado as Embraer’s new President and CEO. Maurício Botelho will remain as Chairman of Embraer’s Board of Directors. The meeting of the Board of Directors was preceded by a General Shareholder’s Meeting and a Special Shareholder’s Meeting, with a quorum representing more than 75% of the Company total shares.

EMBRAER 190 JET RECEIVES 75-MINUTE ETOPS APPROVAL

The EMBRAER 190 received its first ETOPS (Extended-range Twin-engine Operations) approval from the U.S. Federal Aviation Administration (FAA). The aircraft had obtained the same rating from the Brazilian aviation authority, ANAC (Agência Nacional da Aviação Civil), just two weeks earlier. This approval enables the EMBRAER 190 to fly routes that have a diversion airport up to 75 minutes from the flight path. The 75-minute ETOPS rating allows the EMBRAER 190 to fly long-distance routes over water or desert. It broadens the operations which can be performed, especially in regions like Southeast Asia or Australia. Embraer is also working on the 120-minute ETOPS approval, which is expected to be available for customers in the beginning of 2008.

CONFERENCE CALL INFORMATION

Embraer will hold a conference call on Tuesday, May 15, 2007 to review its 1Q07 as follows:

Portuguese (BR GAAP)	English (US GAAP)
9h00 (SP)	10:00 AM (NY)
8h00 (NY)	11:00 AM (SP)
Phone:	Phone:
+55 11 4688 6301	+1 800 860 2442 (North America)
+1 412 858 4600 (International)
+55 11 4688 6301(Brazil)
Code: Embraer	Code: Embraer
Replay number	Replay number
+55 11 4688 6225	+55 11 4688 6225
Code: 264	Code955

The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:
Investor Relations
(+55 12) 3927-4404
investor.relations@embraer.com.br

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of Commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On March 31, 2007, Embraer had a workforce of 21,005 employees and a firm order backlog of US$ 15.0 billion.

This document may contain forward-looking statements regarding circumstances or events yet to take place. Such statements are based largely on current expectations, forecasts of future events, assumptions and on financial tendencies that affect the Company’s businesses, and may prove not to be accurate and are not guarantees of performance. They are subject to risks, uncertainties and assumptions that are difficult to predict and that may include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon; and existing and future governmental regulations. The actual results can, therefore, differ substantially from those previously published as Company expectations. Further, in view of the inherent risks and uncertainties, the estimates, events and circumstances in such statements may not occur. The words “believe”, “may”, “is able”, “will be able”, “estimate”, “intend”, “continue”, “project”, “anticipate”, “expect” and other similar terms are supposed to identify such forward-looking statements. The Company is not obligated to publish updates nor to revise any such statements due to new information, future events or otherwise.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

A S S E T S

	As of December 31,	As of March 31,
	2006	2007
CURRENT ASSETS	Audited	(Unaudited)
Cash and cash equivalents	1,209,396	919,122
Temporary cash investments	555,795	521,816
Trade accounts receivable,net	272,153	251,599
Collateralized accounts receivable	70,980	31,499
Customer and commercial financing	16,215	15,649
Inventories	2,047,244	2,317,357
Deferred income taxes	116,510	130,999
Other current assets	471,428	495,245

Total current assets	4,759,721	4,683,286

NONCURRENT ASSETS:
Trade accounts receivable,net	22,109	24,412
Collateralized accounts receivable	748,742	563,094
Customer and commercial financing	552,751	538,587
Property, plant and equipment, net	412,244	441,533
Investments	33,844	34,445
Deferred income taxes	340,659	377,021
Other noncurrent assets	445,631	463,971

Total noncurrent assets	2,555,980	2,443,063

TOTAL ASSETS	7,315,701	7,126,349

LIABILITIES AND SHAREHOLDERS' EQUITY

	As of December 31,	As of March 31,
	2006	2007
CURRENT LIABILITIES	Audited	(Unaudited)
Loans	503,047	445,628
Capital lease obligation	2,388	2,163
Non recourse and recourse debt	388,380	356,299
Trade accounts payable	912,753	903,151
Advances from customers	544,802	650,677
Other payables and accrued liabilities	433,291	450,196
Taxes and payroll charges payable	136,950	135,486
Accrued taxes on income	6,848	12,049
Deferred income taxes	23,609	40,879
Contingencies	31,175	29,899
Accrued dividends	35,555	23,043

Total current liabilities	3,018,798	3,049,470

LONG-TERM LIABILITIES
Loans and financing	846,104	778,624
Capital lease obligation	3,453	4,798
Non recourse and recourse debt	441,378	249,832
Trade accounts payable	-	3,749
Advances from customers	183,639	154,674
Contribution from suppliers	92,217	99,070
Taxes and payroll charges payable	455,048	480,798
Other payables and accrued liabilities	107,512	112,002
Deferred income taxes	195,988	218,740
Contingencies	33,369	33,879

Total long-term liabilities	2,358,708	2,136,166

MINORITY INTEREST	63,914	59,525

SHAREHOLDERS' EQUITY:	1,874,281	1,881,188

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,315,701	7,126,349

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S.dollars except % and per share data

	Three Months Ended
	(Unaudited)
	March 31, 2006	March 31, 2007
Gross sales
Domestic market	33,880	27,831
Foreign market	775,370	817,605
Gross Sales	809,250	845,436
Sales deductions	(975)	(2,055)
Net sales	808,275	843,381

Cost of sales and services	(576,358)	(627,043)

Gross profit	231,917	216,337

Operating expenses
Selling expenses	(78,307)	(114,064)
Research and development	(49,729)	(44,222)
General and administrative	(51,036)	(45,357)
Employee profit sharing	-	(5,292)
Other operating expense, net	(16,386)	(2,820)

Income from operations	36,459	4,583

Interest(expense) income, net	32,023	20,925
Foreign exchange gain (loss) ,net	1,287	(5,757)
Other non-operating income (expense), net	3,575	-

Income before income taxes	73,344	19,750

Income tax benefit (expense)	(8,034)	5,167

Income before minority interest	65,310	24,918

Minority interest	(52)	1,244
Equity in income (loss) from affiliates	-	33

Net income	65,258	26,195

Earnings per share
Basic
Common	0.0848	0.0354
Preferred	0.0933	-

Diluted
Common	0.0844	0.0353
Preferred	0.0928	-

Weighted average shares (thousands of shares)
Basic
Common	242,544	739,903
Preferred	479,288	-

Diluted
Common	242,544	741,930
Preferred	482,571	-

Earnings per share - ADS basic (US$)	0.3730	0.1416
Earnings per share - ADS diluted (US$)	0.3713	0.1412

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S.dollars except per share data

	Three months ended on March 31,
	2006	2007
	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	65,258	26,195
Adjustments to reconcile net income to net cash
provided by(used in) operating activities:
Depreciation and amortization	25,158	18,384
Provision for contingencies	1,271	-
Allowance for doubtful accounts	3,542	1,335
Provision for inventory obsolescence	231	(3,105)
Deferred income taxes	1,211	(10,829)
Exchange loss, net	(1,287)	(5,757)
Loss (gain) on permanent assets disposals	(193)	1,200
Equity in income (loss) from affiliates	(722)	(34)
Accrued interest in excess of interest paid (paid in excess of accrued)	5,975	4,263
Minority interests	52	(1,244)
Other	(527)	(186)
Provision for losses investments

Changes in assets and liabilities:	(618,353)	(71,762)

Net cash provided (used) in operating activities	(518,384)	(41,540)

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(19,118)	(44,833)
Escrow deposits	-	7,506
Net cash used in investing activities	-	(590)
Sales of property, plant and equipment	341	388

Net cash provided (used) by investing activities	(18,777)	(37,529)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of loans	(301,259)	(193,760)
Proceeds from borrowings	112,983	50,622
Proceeds from issuance of shares	(1,011)	-
Dividends and/or Interest on capital paid	(42,705)	(33,680)
Payments on capital lease obligations	-	(322)
Net cash provided by (used in) financing activities	(231,992)	(177,140)

Effect of exchange rate changes on cash and cash equivalents	57,169	(34,065)

Net increase (decrease) in cash and cash equivalents	(711,984)	(290,274)

Cash and cash equivalents, at beginning of period	1,339,159	1,209,396

Cash and cash equivalents, at end of period	627,175	919,122